Old Line Bancshares

January 13, 2009

Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.   20549

Dear Amit Pande:

In your letter dated December 18, 2008, you requested that we also discuss the impact of the $7 million in TARP proceeds on total shareholders’ equity and our capital ratios.  These proceeds will increase total shareholders’ equity to $40.9 million.  Until such time that we can deploy the proceeds into loans, we anticipate Old Line Bank’s total risk based capital will increase from 14.3% to approximately 17.3% and its Consolidated Risk Based Capital will increase from 13.5% to approximately 16.5%.  Prior and subsequent to receipt of these funds, Old Line Bank remained “well capitalized” as defined by our primary regulator.  To further clarify our response letter dated January 8, 2009, considering our immediate and longer term plans for the proceeds, as outlined in our analyses, we do not expect the proceeds of the sale of securities to the Treasury Department to have a material impact on our balance sheet or income statement and therefore we did not consider it appropriate and did not file pro forma statements that comply with Article 11 of Regulation S-X.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  We further acknowledge the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Christine M. Rush
Christine M. Rush
Executive Vice President &
Chief Financial Officer

1525 Pointer Ridge Place, Bowie, MD  20716
301-430-2544•FAX: 301-430-2545